Exhibit 99.3

ADVANTAGE OIL & GAS LTD.
NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

MAY 29, 2018

TO: THE SHAREHOLDERS OF ADVANTAGE OIL & GAS LTD.

Notice is hereby given that an Annual General and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares (the "Shares") of Advantage Oil & Gas Ltd. (the "Corporation") will be held in Meeting Rooms 1 and 2 at the Millennium Tower, 440 – 2nd Avenue S.W., Calgary, Alberta on May 29, 2018 at 1:30 p.m. (Calgary time), for the following purposes:

1.	to place before the Shareholders the consolidated financial statements of the Corporation for the year ended December 31, 2017 and the Auditor's Report thereon;

2.	to fix the number of directors of the Corporation at six (6) directors;

3.	to elect six (6) directors of the Corporation;

4.	to consider and, if deemed advisable, to pass, an ordinary resolution approving certain amendments to the restricted and performance award incentive plan of the Corporation and approving all unallocated incentive awards under the restricted and performance award incentive plan, as more particularly described in the accompanying management information circular of the Corporation dated April 20, 2018 (the "Information Circular");

5.	to consider and, if deemed advisable, to pass, an ordinary resolution approving all unallocated options under the Corporation's stock option plan, as more particularly described in the Information Circular;

6.	to consider and, if deemed advisable, to pass, an ordinary resolution approving the Corporation's amended and restated shareholder rights plan agreement, as more particularly described in the Information Circular;

7.	to appoint the auditors of the Corporation and to authorize the directors to fix their remuneration as such; and

8.	to transact such further and other business as may properly come before the Meeting or any adjournment(s) thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 20, 2018 (the "Record Date"). Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The persons named in the enclosed form of proxy are officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of Management of the Corporation should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required for delivery by the Shareholder should be delivered by facsimile to Computershare Trust Company of Canada as registrar and transfer agent of the Corporation at 1-866-249-7775.

DATED at Calgary, Alberta this 20th day of April, 2018.

BY ORDER OF THE BOARD OF DIRECTORS
OF ADVANTAGE OIL & GAS LTD.

(signed) "Andy J. Mah"
Andy J. Mah
President, Chief Executive Officer and a Director